1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

October 5, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on September 12, 2012, regarding the Trust’s post-effective amendment No. 67, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 68, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on July 30, 2012 pursuant to Rule 485(a) under the 1933 Act as part of the Trust’s annual update to its registration statement, solely with respect to the Emerging Markets Debt Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                         Please confirm whether the Fund uses derivatives to leverage its investment assets and, if so, please consider enhancing the Fund’s investment strategy and principal risk disclosure to reflect the Fund’s use of investment leverage and related risks.

Response.                                         The Fund currently does not use investment leverage.

2.                                      Comment.                                         Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         We confirm that if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.  Typically, this is the notional amount of the instrument underlying the swap agreement.

3.                                      Comment.                                         Please confirm that the Fund’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

4.                                      Comment.                                         With respect to the Fund’s “Fixed Income Market Risk” disclosure in the Principal Risks section of the Fund Summary, please consider enhancing the description of how the prices of fixed income securities respond to interest rate changes.

Response.                                         In response to your comment, we have revised the Fund’s disclosure to state the following: “Generally, the Fund’s fixed income securities will decrease in value if interest rates rise and vice versa.”  We will also carry this change through to the applicable series of the Trust in the Trust’s upcoming 485(b) filing.

5.                                      Comment.                                         Please disclose any minimum subsequent investment requirements of the Fund.

Response.                                         In response to your comment, we have disclosed that the Fund’s minimum subsequent investment is $1,000.

6.                                      Comment.                                         Please state whether the Fund’s shareholders would be provided with notice of a change to the Fund’s investment goal, policies and restrictions.

Response.                                         The Fund’s investment goal, policies and restrictions are not fundamental and may be changed by the Board without shareholder approval. The Fund has not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Fund’s non-fundamental investment goals, policies and restrictions.  Nonetheless, in the event of a change to the Fund’s non-fundamental investment goal, policies or restrictions, the Trust would likely, depending on the facts and circumstances, file a supplement to its prospectus and/or statement of additional information, which would be sent to existing shareholders providing them with notice of such change(s).

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien